

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VI, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> **Re:** **Redwood Mortgage Investors VI, a California Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-17573**

Dear Mr. Burwell:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant